PRESS RELEASE

March 30, 2005
FOR IMMEDIATE RELEASE

•

Canadian Zinc Reports 2004 Financial Results

Canadian Zinc Corporation (“TSX-CZN”) announced today that it has filed its audited financial statements for the year ended December 31, 2004 and related Management’s Discussion and Analysis with Canadian security regulatory authorities.  Copies of the documents are available on SEDAR at www.sedar.com  and on the Company’s website at www.canadianzinc.com

For the year ended December 31, 2004 Canadian Zinc reported a net loss of $679,127 ($0.01 per share) compared to a loss of $904,860 ($0.02 per share) in 2003.  The lower loss in 2004 was principally the result of higher interest income earned in 2004.

The Company is in the exploration and development stage and does not generate any cash flow.  Interest income in 2004 was $330,076 compared to $28,318 in 2003, the increase being attributed to higher cash balances invested throughout the full year.  Administrative expenses for 2004 were $1,005,409 compared to $928,121 in 2003, the increase being attributable to increased corporate activity.

Canadian Zinc’s cash position, including term deposits, at December 31, 2004 was $12,907,997, compared to $13,339,442 at December 31, 2003.  The Company generated $2,444,625 during 2004 from the exercise of share purchase warrants and employee stock options.  The Company is in a strong debt free financial condition and in position to carry on its planned exploration, development and permitting activities.

During 2004 the Company carried out a major program at the Prairie Creek property investing a total of $2.1 million on exploration and development.  A total of 27 holes were drilled comprising 5,936 meters directed at three different targets with very encouraging results, especially downdip to the north outside the immediate mine development area.  At the same time the underground workings were rehabilitated in preparation for the planned decline and underground drilling program, whilst important site maintenance and environmental work was also carried out.

Plans for 2005 include continuing the Company’s exploration program at the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline and development and underground drilling program.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.  The Company will also continue with its permitting activities and expects during the year to file an application for the Land Use Permits and Water Licence for commercial operation for the Prairie Creek mine.

The Company is also undertaking the review of a number of other new mining investment opportunities and this activity will continue in 2005.

This press release should be read in conjunction with the Audited Financial Statements and the Notes thereto, and Management’s Discussion and Analysis, of Canadian Zinc Corporation for the year ended December 31, 2004.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.8 million tonnes, grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com